www.fcx.com www.fcx.com
Barcelona
Global Metals, Mining &
Steel Conference 2013
Richard C. Adkerson
President & CEO
May 14, 2013
FILED BY FREEPORT-MCMORAN COPPER & GOLD INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
EXPANDING RESOURCES
SUBJECT COMPANY: PLAINS EXPLORATION & PRODUCTION COMPANY
REGISTRATION STATEMENT NO. 333-185747

EXPANDING RESOURCES

Cautionary Statement
Regarding Forward-Looking Statements
This presentation contains forward-looking statements in which FCX discusses its potential future performance. Forward-looking statements are all statements other than statements of historical facts, such as those statements regarding projected ore grades and milling rates, projected production and sales volumes, projected unit net cash costs, projected operating cash flows, projected capital expenditures, exploration efforts and results, mine production and development plans, the impact of deferred intercompany profits on earnings, liquidity, other financial commitments and tax rates, the impact of copper, gold, molybdenum and cobalt price changes, reserve estimates, future dividend payments and potential share purchases, and estimated EBITDA for 2013 assuming completion of the pending acquisitions. The words “anticipates,” “may,”
“can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be,” and any similar expressions are intended to identify those assertions as forward-looking statements. The declaration of dividends is at the discretion of FCX's Board and will depend on FCX's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.
This presentation also includes forward-looking statements regarding mineralized material not included in reserves. The mineralized material described in this presentation will not qualify as reserves until comprehensive engineering studies establish their economic feasibility. Accordingly no assurance can be given that the estimated mineralized material not included in reserves will become proven and probable reserves.
FCX cautions readers that forward-looking statements are not guarantees of future performance and its actual results may differ materially from those anticipated, projected or assumed in the forward-looking statements. Important factors that can cause FCX's actual results to differ materially from those anticipated in the forward-looking statements include commodity prices, mine sequencing, production rates, industry risks, regulatory changes, political risks, the outcome of ongoing discussions with the Indonesian government, the potential effects of violence in
Indonesia, the resolution of administrative disputes in the Democratic Republic of Congo, weather-and climate-related risks, labor relations, environmental risks, litigation results, currency translation risks, risks associated with completion of the pending acquisitions and other factors described in more detail under the heading “Risk Factors” in FCX's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (SEC) as updated by our subsequent filings with the SEC.
Investors are cautioned that many of the assumptions on which FCX's forward-looking statements are based are likely to change after its forward-looking statements are made, including for example commodity prices, which FCX cannot control, and production volumes and costs, some aspects of which FCX may or may not be able to control. Further, FCX may make changes to its business plans that could or will affect its results. FCX cautions investors that it does not intend to update forward-looking statements more frequently than quarterly notwithstanding any changes in FCX's assumptions, changes in business plans, actual experience or other changes, and FCX undertakes no obligation to update any forward-looking statements.
This presentation also contains certain financial measures such as unit net cash costs per pound of copper and per pound of molybdenum. As required by SEC Regulation G, reconciliations of these measures to amounts reported in FCX's consolidated financial statements are in the supplemental schedule, “Product Revenues and Production Costs,” beginning on page VII, which is also available on FCX's website,
“www.fcx.com.”

EXPANDING RESOURCES

Additional Information About the
Pending Transactions and Where to Find It
PXP Transaction
In connection with the proposed transaction, FCX has filed with the SEC a registration statement on Form S-4 that includes a definitive proxy statement of PXP that also constitutes a prospectus of FCX. FCX and PXP also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC,
BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive proxy statement/prospectus and other relevant documents filed by FCX and PXP with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting FCX’s Investor
Relations department at (602) 366-8400, or via e-mail at IR@fmi.com; or by contacting PXP’s Investor Relations department at (713) 579-6291, or via email at investor@pxp.com.
FCX and PXP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in FCX’s  2012
Annual Report on Form 10-K, filed with the SEC on February 22, 2013, as amended on April 23, 2013.. Information about PXP’s directors and executive officers is available in PXP’s 2012 Annual Report on Form 10-K filed with the SEC on February 21, 2013, as amended on February 25, 2013 and April 29,
2013. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials which may be filed with the SEC regarding the merger. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from FCX or PXP using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction
No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as
amended.
MMR Transaction
In connection with the proposed transaction, FCX and the royalty trust formed in connection with the transaction have filed with the SEC a registration statement on Form S-4 that includes a proxy statement of McMoRan that also constitutes a prospectus of FCX and the royalty trust. FCX, the royalty trust and McMoRan also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE
PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
You may obtain a free copy of the definitive proxy statement/prospectus and other relevant documents filed by FCX, the royalty trust and McMoRan with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting FCX’s Investor Relations department at (602) 366-
8400, or via e-mail at ir@fmi.com; or by contacting McMoRan’s Investor Relations department at (504) 582-4000, or via email at ir@fmi.com.
FCX and McMoRan and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about FCX’s directors and executive officers is available in
FCX’s 2012 Annual Report on Form 10-K, filed with the SEC on February 22, 2013, as amended on April 23, 2013. Information about McMoRan’s directors and executive officers is available in McMoRan’s 2012 Annual Report on Form 10-K, filed with the SEC on February 22, 2013, as amended on
April 26, 2013. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials which may be filed with the SEC regarding the merger. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from FCX or McMoRan using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction
No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as
amended.

EXPANDING RESOURCES
“Expanding Resources”

Established, Long-Lived Reserves
Geographically Diverse
Low Costs/Strong Margins
Growing Production/Cash Flow
Profile
Asset Base to Strengthen Through
Pending Acquisitions of North
American Based Oil & Gas Assets
Financially Strong
Environmentally Responsible
Experienced Team
2012 Annual Report Highlights

EXPANDING RESOURCES
Key Strengths

Firmly Focused on Creating Shareholder Value
Disciplined Investments & Prudent
Capital Allocation Focused on Returns
Brownfield Development &
Organic Growth Opportunities
Track Record for
Reserve Additions
Operational
Excellence
World Class Assets with Exposure
to Supply Constrained Markets

EXPANDING RESOURCES
1Q13 Highlights

Strong Operating Performance Globally
Productivity Improvements at Grasberg
Advanced Brownfield Development Projects
- Completed Second Phase Expansion at Tenke
- Advancing Morenci Mill Expansion
- Commenced Initial Construction at Cerro Verde
Completed Highly Attractive Debt Financing to Fund Pending
Oil & Gas Acquisitions (Expected to Close in 2Q)

EXPANDING RESOURCES
Pending Oil & Gas Acquisitions

Good Strategic Fit
High Quality U.S. Focused Assets
- Strong Oil Margins & Hedge Protected Cash Flows
- Financially Attractive & Complimentary Growth Profile
- Attractive Portfolio of Exploration Prospects
- Positive Market Fundamentals
Attractive Debt Financing in Place: 3.1% Average Cost
Schedule:
- Plains Shareholder Meeting: May 20th
- McMoRan Shareholder Meeting: June 3rd

EXPANDING RESOURCES
Reasons for PXP Shareholders
to Support Transaction
8
Negotiated Terms Offer Significant Premium to PXP Standalone Values
Terms Incorporated Significant Potential Exploration/Development
Upside
PXP Board/Management Believe Negotiated Terms are in Best Interest
of Shareholders
Analyses by Proxy Advisory Firms is Flawed
FCX Announced No Basis to Increase Bid – Terms are “Best and Final”

EXPANDING RESOURCES
Enhanced Commodity Exposure to
Long-term Global Growth Trends
Emerging Market Growth and Urbanization Will Continue to Drive Commodity Demand
Global Energy Consumption Expected to Grow by >30% by 2035
(1)
Global Refined Copper Consumption Expected to Grow by ~60% by 2025
(2)
9
(1) International Energy Administration
(2) Brook Hunt
Favorable Supply/Demand Fundamentals Expected to
Remain Supportive of Future Oil and Copper Prices
0%
100%
200%
300%
400%
500%
600%
Brent
Copper
Brent Oil Price v. Copper Price
dated 5/9/13

EXPANDING RESOURCES
Enhanced Geographic &
Commodity Diversification
10
Pro Forma 2013e EBITDA
(1)
Oil & Gas
26%
Oil & Gas
26%
Mining
74%
Mining
74%
North
America
North
America
Indonesia
Indonesia
23%
23%
48%
48%
South
America
21%
Africa
Africa
8%
8%
(1) Includes pending oil and gas acquisitions. Based on pricing assumptions of $3.50/lb Cu, $1,500/oz Au, $12/lb Mo, $100/bbl Oil (Brent)
and $4.50/MMbtu natural gas.
e = estimate. See Cautionary Statement.
EBITDA Margin:
Mining: ~ 50%
Oil & Gas: ~75%

EXPANDING RESOURCES 11 World’s Leading Copper Producers (000 t) Top 10 Copper Producers (2013e) ____________________ Source: Wood Mackenzie 1Q13. Rankings based on net equity ownership. e=estimate

EXPANDING RESOURCES
FCX’s Global Footprint

e = estimate. See Cautionary Statement.
Grasberg (90.64%)
Reserves
Cu 31.0 bn lbs
Au 30.9 mm ozs
Sales
Cu 1.1 bn lbs
Au 1.25 mm ozs
Reserves
Cu 38.8 bn lbs
Mo 2.69 bn lbs
Oil & Gas
688 mm bbls²
Sales
Cu 1.4 bn lbs
Mo
92 mm lbs³
Oil & Gas 175 MBOE/d
Copper
Copper/Gold/Silver
Molybdenum
Cobalt
Oil/Natural Gas
Reserves
Cu 7.9 bn lbs
Co 0.84 bn lbs
Sales
Cu 435 mm lbs
Co 28 mm lbs
Tenke (56.0%)
Tenke (56.0%)
South America 4
South America 4
Reserves
Cu 38.8 bn lbs
Au 1.2 mm ozs
Mo 0.73 bn lbs
Sales
Cu 1.3 bn lbs
Au 0.1 mm ozs
Major Operations & Development Projects
All major mining assets majority-controlled and operated
North America
North America
1
Note: FCX consolidated reserves and annual sales; reserves as of December 31, 2012. Sales figures are based on 2013e.
1
Cu operations: Morenci (85%), Sierrita (100%), Bagdad (100%), Tyrone (100%), Safford (100%), Miami (100%) and Chino (100%); Primary Mo: Henderson (100%)  and Climax (100%);
Oil & Gas operations: onshore/offshore CA, Madden, Eagle Ford, Haynesville, GOM shelf & Deepwater
2
2P Reserves including Proved of 475 MMBOE and Probable of 213 MMBOE; Reserves are as of 12/31/12, pro forma for MMR 1Q13 divestitures
3
Includes moly sales from South America
4
Cu operations: Candelaria/Ojos del Salado (80%), Cerro Verde (53.6%) and El Abra (51%)

EXPANDING RESOURCES
Copper Market Commentary

China Remains Important Demand Driver
- Expect Continued Infrastructure Development and Commodity Intensity
- Slower Growth on Larger Base
- Growing Copper Concentrate Imports/Lower Cathode Imports
Improving U.S. Demand
- Healthy Automotive Sector
- Improving Housing Sector
European Demand Remains Weak
Global Inventories
- Growth in Exchange Stocks Has Slowed
- Declining Bonded Warehouse Stocks
- Consumer Inventories Remain Low
Significant Supply Challenges Persist

EXPANDING RESOURCES

2013e Copper Production
World Class Copper
Discoveries Are Extremely Rare
Recoverable Copper Reserves
Million metric tons Thousand metric tons
Source: Wood Mackenzie 1Q13
e=estimate
1979
1988
1979
1926
1865
1957
1860s
1910
1950
1979
1988
1910
1996
1910
1979
1876
1935
1996
1988
1870s
0 5 10 15 20 25 30
0 200 400 600 800 1000 1200
Escondida -
Grasberg Complex -
Chuquicamata -
Antamina -
El Teniente -
Collahuasi -
Los Pelambres -
Los Bronces -
Norilsk -
Morenci -
Escondida -
Grasberg Complex -
Collahuasi -
Cananea -
Andina -
KGHM Polish Copper -
Pebble Project -
Cerro Verde -
El Teniente -
Toquepala -

EXPANDING RESOURCES

Brownfield Development Projects
Tenke Phase II Expansion
SO2 Furnace
Tenke Phase 2 $0.9 Billion*
•
Completed on Time and
Within Budget
•
50% Increase in Copper
•
Performing Well
•
$0.6 Billion Incurred to Date
Morenci
Ball Mill
Project Earthworks
March 2013
Morenci ~ $1.4 Billion
•
Construction in Process
•
Startup in 2014
•
$0.4 Billion Incurred to Date
Cerro Verde ~ $4.4 Billion
•
Commenced Construction in 1Q
•
Completion Expected in 2016
•
$0.6 Billion Incurred to Date
+1 Billion Pounds per Annum Increase by 2016
* Includes a second sulphuric acid plant,
which is expected to be installed in 2015
Cerro Verde

EXPANDING RESOURCES

Volume Growth with
Brownfield Projects in Progress
3.65
4.4
2012 2013e-2014e
Average
2015e-2020e
Average
North
America
Copper (billion lbs per year)
5.0+
South
America
Africa
Indonesia
+20%
•
Proven Technology
•
Capital efficiency
•
Economies of scale
•
Risks better
understood
Brownfield Projects
Higher Risk Adjusted
Returns
2015e-2020e
v. 2012
NA
SA
Africa
Indonesia
+15%+
e= estimate. See Cautionary Statement.

EXPANDING RESOURCES

Copper Sales (billion lbs)
0
1
2
3
4
5
2012 2013e 2014e 2015e
____________________
* Includes Cerro Verde expansion (2016 full rates) & Morenci mill expansion, targeted for 2014
e = estimate. See Cautionary Statement.
Includes Projects
Currently
Under Way*
3.65
5.0+
4.5
4.3
____________________
Growing Production Profile
Gold Sales (million ozs)
1.0
1.4
1.8 1.8
0
1
2
2012 2013e 2014e 2015e
83
92
95
100
0
25
50
75
100
2012 2013e 2014e 2015e
Molybdenum Sales (million lbs)
0
25
50
75
100
2012 2013e 2014e 2015e
Oil & Gas Sales (MMBOE)
____________________
Ultra-Deep
Expl./Dev.
Ultra-Deep
Expl./Dev.
Note:
Note:  2012 includes sales from deepwater GOM acquisition beginning on December 1, 2012.
Oil & Gas sales estimates include approximately 13.3 MMBOE in 2014e, and 22.6 MMBOE in
2015e from potential success from ultra-deep Shelf exploration and development.
Consolidated gold sales include approximately 102k ozs in 2012, 140k ozs in
2013e, 175k ozs in 2014e and 170k ozs in 2015e for noncontrolling interest.
Note:
Consolidated copper sales include approximately 717 mm lbs in 2012, 810 mm lbs in 2013e, 760 mm lbs in 2014e and 900+ mm lbs in 2015e for noncontrolling interest; excludes purchased copper.

EXPANDING RESOURCES
2013e 2014e 2015e
$0
$5
$10
$15
$20
$25
$3.00 $3.50 $4.00
FCX Pro forma
(1)
EBITDA,
Cash Flows & Capital Expenditures
18
$3.00 $3.50 $4.00
Operating Cash Flow* EBITDA CAPEX
Copper Prices
$1,500 Au/$12 Mo/$100 Oil/$4.50 Gas
Copper Prices
$1,500 Au/$12 Mo/$100 Oil/$4.50 Gas
(1) Includes pending oil and gas acquisitions
* Excludes working capital changes
e = estimate. See Cautionary Statement.
2015/
2016
Avg.
2013/
2014
Avg.
(Brent) (Brent)
2015/
2016
Avg.
2013/
2014
Avg.
Mining
65%
O&G
35%
O&G
35%
60%
40%
40%
48%
52%
52%
~45%
Increase
~45%
Increase

EXPANDING RESOURCES
Oil & Gas Cash Flows –
Targeted to be Self-funding
19
$0.0
$1.0
$2.0
$3.0
$4.0
2013e 2014e 2015e
Operating Cash Flow CAPEX
NOTE: Assumes pricing of $100/bbl Brent crude for oil and $4.50/MMbtu for natural gas
e= estimate. See Cautionary Statement.
(US$ billions)

EXPANDING RESOURCES
$16.0
$7.7
$2.0
($3.5)
-$5
$0
$5
$10
$15
$20
Significant Debt Reduction
Year-End Net Debt at Varying Copper Prices
Pro Forma YE 2016e
(US$ billions)
’13-’16 Avg. Copper Price
Net Debt/’13-’16 Avg. EBITDA
$3.00
0.6x
$3.50
0.1x
$4.00
N/A
12/31/12
Pro Forma
(1)
20
Target: $12 Billion
(1) Reflects as adjusted net debt associated with the PXP and MMR acquisitions and related debt financings
Note:  Sensitivity assumes $12 Molybdenum, $1,500 Gold, $100 Oil and $4.50 Natural Gas; EBITDA equals operating income plus depreciation, depletion, and amortization
e= estimate. See Cautionary Statement.

EXPANDING RESOURCES
Phelps Dodge Case Study

$17.6
$7.2
$3.5
$0
$5
$10
$15
$20
Rapid Delevering
Consolidated Cash $3.4 $1.6 $3.7
Net Debt/(Cash) $14.2 $5.6 $(0.2)
At Time of PD
Acquisition in
March 2007
12/31/12
($ in bns)
Debt
* Based on estimated proven & probable reserve additions as of 12/31/12 before production.
December
2007
$26 Billion Acquisition in 2007
Highly Successful
Transformational Transaction
Asset & Geographic
Diversification
Significant Reserve Additions
• +46 billion lbs Cu*
Developed World-Class Copper
Portfolio
• Recognized Industry Leader
• Strong Current Production with
Substantial Growth Profile
• Large Resource Position
Successful Integration
Effective Management During
2008/09 Economic Crisis

EXPANDING RESOURCES

Maintain Strong Balance Sheet & Liquidity Position
Reduce Debt Incurred for Pending Acquisitions Using Projected
Substantial Cash Flows Generated from Combined Business
Invest in Projects with Strong Financial Returns/Capital Discipline
Anticipate Continuing Current Common Stock Dividend Rate:
$1.25/Share per Annum
Board to Review Financial Policy on an Ongoing Basis
Committed to Long-standing Tradition of Maximizing Value for
Shareholders
Financial Policy

EXPANDING RESOURCES

Long Track Record of Generating
Value for Shareholders
Grasberg Discovery &
Development
Tenke Fungurume
Development
Phelps Dodge Resource
Expansion
Effective Management of
Safety, Operational,
Environmental and
Political Risks
Financial Discipline
Successful Phelps Dodge
Integration
Strong ROIC
Balance Sheet Management
Shareholder Returns
Senior Management and
Directors are Significant
Shareholders
Achieving Production
Targets
Cost Management
Flexible Operating
Structure
Understanding of Assets
and Resource Potential
Experience in O&G Industry
Broaden Portfolio of
Investment Opportunities
Exploration &
Development
History of Prudent Capital
Allocation & Opportunistic
Acquisitions
Solid Financial
Performance
Strong Portfolio &
Risk Management
Alignment
of Interests
Pending
Acquisitions

EXPANDING RESOURCES Reference Slides

EXPANDING RESOURCES

• To date, completed 80 km of development
in Grasberg BC & 53 km in DMLZ
Tracking start-up schedule
• Current activities include work on ore flow
systems & Grasberg BC shaft
• Development capital
$6.7 bln for Grasberg BC & DMLZ ($5.5 bln
net to PT-FI) with $1.5 bln spent to-date
($1.2 bln net to PT-FI)*
PT-FI’s share of UG development expected to
average $585mm/year over next five years
• DMLZ start-up in 2015 with full production
of 80K t/d in 2021
• Grasberg BC start-up in 2017 with full
production of 160K t/d in 2022
Grasberg
Underground Development
Common Infrastructure
PT-FI’s Share – Annual Avg.
Cu
bln lbs
Cu
bln lbs
Au
mm ozs
2012-2016e
1.1
2017e-2021e
1.7
1.3
1.1
*  initial development capital spend through achievement of full rates  (through year-end 2021 for Grasberg BC & year-end 2020 for DMLZ)
NOTE:  Ore grades in first 10 years expected to be higher than life of mine average for Grasberg BC and DMLZ of 1.01% Cu & 0.78 g/t Au and 0.84% Cu & 0.70 g/t Au,
respectively.
e = estimate. See Cautionary Statement.

EXPANDING RESOURCES
Update on Grasberg
• Unusually low metal production in 2012 compared with
historical levels
Lower grades in Grasberg open pit
DOZ ramp-up: panel repairs more extensive – expect 80K t/d by year-
end 2013; current rate: 50K t/d
Mine sequencing/geotechnical factors
• Outlook for improving metal production & resulting net unit cash costs
Aggregate Grasberg Production*
(billion lbs Cu & million ozs Au per year)
Average Unit Net Cash Costs**
(¢ per lb of copper)
Copper
2002-
2011
(average)
2013e-
2016e
(average)
2012
Gold
1.4
0.7
1.4
2.3
0.9
2.1
2002
-2011
(average)
2013e-
2016e
(average)
2012
2013e-
2016e
(average)
2012
13¢
124¢
Net
Credit
2007-
2011
(average)
26
*  includes Rio Tinto’s share; PT-FI’s share (in billion lbs Cu & million ozs Au): 2002-2011 average is 1.2 Cu & 2.0 Au, 2012 is 0.7 Cu & 0.9 Au and 2013e-2016e is 1.3 Cu & 1.9 Au
**  $1,700 gold price for 2013e-2016e; 2013e unit net cash costs are expected to be higher than the 2014e & 2013e-2016e averages because of lower gold credits in 2013
NOTE: For a reconciliation of unit net cash costs per pound to production and delivery costs applicable to sales reported in FCX’s consolidated financial statements, refer to “Product Revenues and Production Costs” on FCX’s website.  e = estimate. See Cautionary Statement.

EXPANDING RESOURCES
Copper Reserves & Mineralized Material
as of 12/31/12
Reserves
(a)
(recoverable copper)
Reserves
(a)
&
Mineralized
Material
(b)
(a) Preliminary estimate of recoverable proven and probable copper reserves using a long-term average copper price of $2.00/lb; 93 billion pounds net to FCX’s interest.
(b)  Preliminary estimate of consolidated contained copper resources using a long-term copper price of $2.20/lb. Mineralized Material is not included in reserves and will not qualify as reserves until comprehensive engineering studies establish their economic feasibility. Accordingly, no assurance can be given that the estimated mineralized material will become proven and probable reserves. See Cautionary Statement.
at $2.00 Cu price
billion lbs of copper
at $2.20 Cu price
Reserves
Mineralized
Material
(b)
(contained copper)
113
billion
lbs
12/31/12
Mineralized Material
(b)
by Geographical Region
North
America
Indonesia
17%
52%
South
America
19%
Africa
12%

EXPANDING RESOURCES

Highly Attractive Brownfield
Copper Development Projects
North America*
* excludes restarts currently in progress; incremental copper per annum
** PT-FI’s share, average per annum
* excludes restarts currently in progress; incremental copper per annum
** PT-FI’s share, average per annum
28
South America*
Tenke
Fungurume
Grasberg
•
150mm lbs Cu/yr oxide
expansion nearing completion
•
Potential sulfide expansions
•
Morenci Expansion
(225 mm lbs Cu) under way
•
Potential sulfide expansions
(~800 mm lbs Cu)
Expansion Projects in Progress
Incr. Cu
(mm lbs/yr)
Capital*
($ blns)
Achieve
Full Rates
* excludes capitalized interest
1.1 bln lbs Cu**
1.4 mm ozs Au**
•
Cerro Verde Expansion
(600 mm lbs Cu) under way
•
Potential El Abra Mill
(600 mm lbs Cu)
Mill Expansions (t/d)
Cerro Verde (360K) 600 $4.4 2016
Morenci (115K) 225 1.4 2014
Tenke (14K) 150 0.9 2013
TOTAL 975 $6.7
•
Underground
development under
way

EXPANDING RESOURCES
2013e Sales by Region
Cash Unit Costs
(1)
Site Production & Delivery (2) $2.03 $1.57 $2.32 $1.41
$1.89
By-product Credits    (0.24) (0.29) (1.66) (0.30)
(0.62)
Treatment Charges  0.10 0.16 0.21 -
0.14
Royalties (2) - - 0.13 0.07
0.04
Unit Net Cash Costs $1.89 $1.44 $1.00 $1.18
$1.45
29
2013e Operating Estimates
(per pound of copper)
North South
America America Indonesia Africa
Consolidated
(3)
2013e Unit Production Costs
2013e 2013e
2013e
2013e
Cu
mm lbs
2013e
Mo
mm lbs
1,445
92 (4)
North America South America Indonesia
2013e
Cu
mm lbs
Au
000’s ozs
1,335
130 (5)
2013e
Cu
mm lbs
2013e
Au
mm ozs
1,085
1.25
Cu
mm lbs
Co
mm lbs
435
28
Africa
(1)
Estimates assume average prices of $3.25/lb for copper, $1,400/oz for gold, $11/lb for molybdenum and $12/lb for cobalt for the remainder of 2013. Quarterly unit costs will vary significantly with quarterly metal sales volumes.  Unit net cash costs would change by ~$0.015/lb for each $50/oz change in gold and $0.01/lb for each $2/lb change in molybdenum.
(2)
Production costs include profit sharing in South America and severance taxes in North America.
(3)
Higher 2014e Grasberg volumes would have an approximate $0.15/lb favorable impact on 2013e consolidated cash unit costs
(4)
Includes molybdenum produced in South America
(5)
Includes gold produced in North America
Note: e = estimate. See Cautionary Statement.

EXPANDING RESOURCES
(1) Includes ~ 7 MMcfe/d of natural gas
(2) Includes ~ 4 MBOE/d of NGLs
(3) Includes ~ 6 MBOE/d of NGLs
2013e Oil & Gas
Operating Estimates
30
NOTE: e = estimate. See Cautionary Statement.
CA
Oil
MBOE/D
Oil
MBOE/D
40
(1)
California
Haynesville/
Rocky Mtns/Other
Gas
127
GOM Eagle Ford
Eagle Ford
31
(2)
Gas
36
GOM
56
(3)
Gas
125
California
Operating Cost: $27/bbl
Pricing: Brent Based
Operating Cost: $15/bbl
Pricing: LLS
Eagle Ford
Operating Cost: $10/bbl
Pricing: LLS/NYMEX
Rocky Mtns. &
Haynesville
Operating Cost: $1.65/Mcfe
Pricing: NYMEX
Gas
MMcfe/d
Gas
MMcfe/d
2013e Oil & Gas Sales by Region
Gulf of Mexico Shelf/
Deepwater

EXPANDING RESOURCES
Oil & Natural Gas Hedging Positions

Oil Indexed to Brent
Swaps
Swaps
Puts
Collars
15%
15%
Unhedged
Unhedged
Puts
15%
15%
Unhedged
Unhedged
Puts
84k bbls/d
$90 floor
$70 limit
$6.90 ADP
43%
43%
Unhedged
Unhedged
Natural Gas Indexed to Henry Hub
2013 2014 2015
Swaps – 100/d @ $4.09
117k bbls/d* 129k bbls/d* 147k bbls/d*
2013 2014 2015
40k bbls/d
@ $109.23
40k bbls/d
@ $109.23
30k bbls/d
$95 floor
$75 limit
$6.09 ADP
75k bbls/d
$90 floor
$70 limit
$5.74 ADP
5k bbls/d
$100 floor
$80 limit
$7.11 ADP
25k bbls/d
$100 floor
$80 limit
$124  Ceiling
5k bbls/d
$90 floor
$70 limit
$126 Ceiling
13k bbls/d
$100 floor
$80 limit
$6.80 ADP
17k bbls/d
$90 floor
$70 limit
$6.25 ADP
Swaps – 110/d @ $4.27 No Hedges
NOTE: As of February 21, 2013; ADP = average deferred premium.
* Estimated annual production for MMR & PXP. See Cautionary Statement.

EXPANDING RESOURCES
Energy – A Significant
Component of Mining Cost
32
2012
Site Operating Costs by Category
(Consolidated)
2012
Components of Energy
(Total of $1.6 Billion)
Materials
Energy
Manpower
Other
Acid
29%
21%
32%
13%
5%
Diesel
255 mm gallons
Coal: 700k mt
&
Natural Gas:
1 million MMBTU
Purchased
Power
6,800 GWh
35%
6%
59%

EXPANDING RESOURCES

Sensitivities
Operating
Change EBITDA Cash Flow
Copper: -/+ $0.10/lb $405 $275
Molybdenum: -/+ $1.00/lb $80 $65
Gold: -/+ $50/ounce $75 $45
Diesel
(1)
: -/+ 10% $100 $75
Purchased Power
(2)
: -/+ 10% $50 $35
Currencies
(3)
: +/- 10% $175 $130
(US$ millions)
(1)  $3.80/gallon base case assumption
(2)  6.7¢/kWh base case assumption
(3)  U.S. Dollar Exchange Rates: 475 Chilean peso, 9,500 Indonesian rupiah, $1.00 Australian dollar, $1.28 Euro, 2.70 Peruvian Nuevo Sol base case assumption. Each +10%
equals a 10% strengthening of the U.S. dollar; a strengthening of the U.S. dollar against foreign currencies equates to a cost benefit of noted amounts.
NOTE: Based on 2013e/2014e average. Operating cash flow amounts exclude working capital changes.  e = estimate. See Cautionary Statement.